ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 Whipple Street, Balcatta WA 6021 Telephone: +61 8 9441 2311 Facsimile: +61 8 9441 2133 www.orbitalcorp.com.au
ASX Code: OEC
For Immediate Release: 1 December 2014

Orbital commences patent infringement litigation

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Orbital has commenced litigation against Mercedes and Bosch for alleged infringement of Orbital patents.

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Litigation launched in the United States District Court for the Eastern District of Virginia.

PERTH, AUSTRALIA:

Orbital has filed court documents in the United States District Court for the Eastern District of Virginia alleging the infringement of Orbital patents by Daimler AG, Mercedes-Benz USA LLC, Mercedes-Benz U.S. International, Inc. (Mercedes), Robert Bosch GMGH and Robert Bosch LLC (Bosch).

The court filing calls for a jury trial and advises that Orbital seeks a judgement that Mercedes and Bosch have infringed Orbital patents along with the awarding of compensatory damages and permanent injunctive relief preventing Mercedes and Bosch from using the patented inventions, or a compulsory licence fee if the Court determines that injunctive relief is not appropriate.

At this point in time the Company cannot speculate on the likely success of the patent infringement action, nor can it speculate on the potential award from the Court if the patent infringement action is successful.

Orbital has secured financing, under a confidential funding arrangement, to minimise the litigation funding risk to Orbital.

The Company will update the market on the progress of the infringement action as the court action is pursued.

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CONTACT

Mr. Terry Stinson

Website: www.orbitalcorp.com.au

Chief Executive Officer

Tel: +61 8 9441 2311

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in small unmanned aerial systems, motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC).

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